UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Repay Holdings Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

76029L100
(CUSIP Number)

Roxanne Reardon, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Shaler Alias

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,611,143

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,464,608

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,611,143

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Alias Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,172,988

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,172,988

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,172,988

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on July 22, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on October 4, 2019 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the following:

On December 31, 2019, the Issuer certified that the 3,750,000 Earn Out Units subject to the $14.00 Condition vested. Of these 3,750,000 Earn Out Units, Mr. Alias received 72,336 Earn Out Units, and Holdings LLC received 339,212 Earn Out Units.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 39,430,397 shares of Class A Common Stock outstanding as of November 19, 2019, as reported in the Issuer’s Form S-3 filed on November 25, 2019, plus the shares of Class A Common Stock underlying any Post-Merger Repay Units held by the Reporting Persons, as applicable.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (a) Holdings LLC directly holds 3,172,988 Post-Merger Repay Units, and (b) Mr. Alias directly holds 145,085 Post-Merger Repay Units, 146,535 Shares of Class A Common Stock and 146,535 unvested restricted shares of Class A Common Stock, which are subject to time-based vesting conditions.

Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the Closing Date, Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock described above provide Mr. Alias with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Alias may be deemed to beneficially own such shares of restricted stock held by him.

Mr. Alias owns all of the voting ownership interests of Holdings LLC and serves as the sole member of its board of managers. Therefore, Mr. Alias may be deemed to be the beneficial owner of the securities held by Holdings LLC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2020

/s/ Shaler Alias
Shaler Alias

ALIAS HOLDINGS, LLC

	By:	/s/ Shaler Alias
	Name:	Shaler Alias
	Title:	Manager

5